Exhibit 107

Calculation of Filing Fee Table

Schedule 14A

	Proposed Maximum Aggregate Value of Transaction*	Fee Rate	Amount of Filing Fee**
Fees to Be Paid	$162,871,619.40	0.0001476	$24,039.85
Fees Previously Paid	$0		$0
Total Transaction Valuation	$162,871,619.40		24,039.85
Total Fees Due for Filing			$24,039.85
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fees Due			$24,039.85

*	The proposed maximum aggregate value of the transaction was determined based upon the sum of (A) (i) 16,456,563 shares of common stock, par value $0.0001, issued and outstanding and owned by persons other than the Company, Parent or Merger Sub, multiplied by (ii) the merger consideration of $9.80 per share; plus (B) no shares of common stock underlying options to purchase shares of common stock with exercise prices less than $9.80 per share; plus (C) (i) 162,990 shares of restricted stock units multiplied by (ii) the merger consideration of $9.80 per share. In accordance with Exchange Act Rule 0-11(c), the filing fee of $17,948.45 was determined by multiplying 0.0001476 by the proposed maximum aggregate value of the transaction.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2023 by multiplying the transaction value by 0.00011020.